(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25

NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

QuadraMed Corporation
Full Name of Registrant

Not Applicable
Former Name if Applicable

12110 Sunset Hills Road, Suite 600
Address of Principal Executive Office (Street and Number)

Reston, Virginia 20190
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

The Registrant’s independent registered public accounting firm, BDO Seidman, LLP, has not completed its audit of the Registrant’s financial statements and has not provided its report and consent for the Registrant’s Annual Report. As a result of this delay, the Registrant was unable to file its annual report on Form 10-K on March 16, 2005. The Registrant will file its annual report on Form 10-K as soon as possible, but in no event later than 15 calendar days from March 16, 2005.

Under the Sarbanes-Oxley Act of 2002 (the “Act”), the Registrant’s Form 10-K for the fiscal year ended December 31, 2004 (the “2004 Form 10-K”) is required to include management’s report on the Registrant’s internal control over financial reporting and for our independent registered public accounting firm to attest to such report. On November 30, 2004, the SEC issued an exemptive order providing an optional 45-day extension for the filing of these section 404 reports and attestations by eligible companies. The Registrant has elected to utilize this 45-day extension and, therefore, the Registrant’s 2004 Form 10-K, which will be filed within the 15 calendar days following March 16, 2005, will not include these reports. These reports will be included in an amended 2004 Form 10-K to be filed on or before May 2, 2005. The Registrant has been advised by BDO Seidman, LLP that BDO will likely disclaim an opinion on management’s assessment of internal control over financial reporting and will disclaim an opinion on the effectiveness of internal control over financial reporting as of December 31, 2004. The circumstances concerning these matters, and the disclosure of the material weaknesses identified to date by the Registrant as of December 31, 2004, are described below.

Please see the attached letter from BDO Seidman, LLP.

The Registrant anticipates that its 2004 Form 10-K, when filed, will contain substantially the following disclosure in response to Item 9A. (“Controls and Procedures”) thereof:

General. Our management, including our principal executive and principal financial officers, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f), and 15d-15(f) under the Securities Exchange Act of 1934). Under the supervision and with the participation of the Registrant’s management, including the principal executive officer and principal financial officer, the Registrant began an evaluation of its internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects a company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of a company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

Our management, including principal executive and principal financial officers, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, but not absolute assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Registrant have been detected.

Revenue Cycle. On October 1, 2004 the Registrant began the process of converting a significant portion of its financial records (principally revenue cycle related items) from a legacy system called “CDI”, to various modules of our principal financial software, PeopleSoft. We expected that this conversion would be completed by December 31, 2004, but this did not occur. As a result, our system of internal controls surrounding the revenue cycle did not include all the anticipated internal controls in place at year-end; nor were we able to adequately document, test, and remediate certain new internal controls as of that date.

PeopleSoft is a widely used and very powerful software system. While we encountered no significant difficulties in expanding the use of the various PeopleSoft modules, planning for the conversion was flawed in that our estimate of the time and resources required to successfully complete the process was underestimated. In addition, the training of personnel in the contract data entry process was inadequate to ensure the accurate entry of data into the system.

As a result, management has concluded that the following control deficiencies in our revenue cycle existed as of December 31, 2004:

•	The review and supervision of the data entry and contract activation process in connection with the data conversion was inadequate to detect errors before contract activation.

•	Not all of the legacy contracts were converted completely into the new PeopleSoft module, resulting in the need to continue the use of manual processes, which significantly impairs management’s ability to effectively review, monitor and investigate movements in customer account balances. It also limits our ability to create meaningful deferred revenue roll-forward analysis on a timely basis.

The Registrant believes that, both individually and in the aggregate, these control deficiencies constitute material weaknesses in our internal controls over financial reporting as of December 31, 2004, because they resulted in more than a remote likelihood that a material misstatement could occur in our annual or interim financial statements and not be prevented or detected. In fact, these material weaknesses resulted in errors, which were not detected on a timely basis. None of these errors, however, resulted in any material adjustments to our financial statements. Such adjustments were recorded by the Registrant prior to the finalization of the 2004 financial statements.

In addition to the material weaknesses described above, in connection with performing its audit of our financial results for 2003 (our prior fiscal year), BDO Seidman, LLP informed us that they noted a matter involving internal control that they considered to be a material weakness. The material weakness noted by BDO concerned the fact that the Registrant had not implemented procedures to track movements in deferred revenue on an overall roll forward basis. As a result, it was difficult for management to continually monitor movements in the account. Analytical review was done at the end of each period but not on an overall roll forward basis. While the Registrant has implemented procedures to report movements in deferred revenue on an overall roll forward basis, the completion of this system was not in place as of December 31, 2004. Accordingly, as of December 31, 2004, management believes that this control deficiency remained a material weakness.

Our current PeopleSoft implementation and conversion plan calls for all contract and customer data to be in PeopleSoft by the second quarter of 2005. Although there can be no assurance, by that time we believe the above material weaknesses will be remediated and will no longer exist.

Closing Cycle. The aforementioned weaknesses in our revenue cycle also affected our closing cycle for the year ended December 31, 2004. The manual processes referred to above were performed substantially by our accounting and finance staff, with some reliance on outside consultants, the same people who are involved in the normal closing cycle. As a result, our year-end close processes were affected in that less time was available from our staff for normal closing and review procedures, and these procedures are an important component of our controls surrounding the closing process. This situation was exacerbated by the fact that we replaced our corporate controller on January 11, 2005. We believe that these demands on the time of our staff and their overall workload resulted in inadequate staffing and supervision in our accounting and finance departments, which the Registrant believes constitutes a significant deficiency in our internal controls as of December 31, 2004, and, taken together with the material weaknesses relating to the revenues cycle discussed above, constitute an additional material weakness in our internal controls over financial reporting as of December 31, 2004.

Subsequent to December 31, 2004, we have taken steps to bolster the personnel involved in the closing cycle and have initiated what we believe to be improved processes and a better delineation of duties. While there can be no assurance in this regard, we expect that these steps will eliminate this material weakness in 2005. Until that time, we will continue to rely on manual processes and require additional commitment of resources to the closing process to produce our financial records and reports.

Management’s Assessment of Internal Control over Financial Reporting and Disclosure Controls and Procedures. As a result of the material weaknesses relating to our revenue cycle and our closing cycle noted above, management has concluded that as of December 31, 2004, the Registrant did not maintain effective internal control over financial reporting.

We have established disclosure controls and procedures to ensure that material information relating to the Registrant is made known to the officers who certify the financial statements and to other members of senior management and the Audit Committee of the Board of Directors.

We conducted an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on this evaluation, due to the material weaknesses in our internal control over financial reporting, (as described above), our principal executive officer and principal financial officer have concluded that, as of December 31, 2004, our disclosure controls and procedures are not effective to ensure that the information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 are recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms.

Pursuant to Securities and Exchange Commission Release No. 34-50754, which, subject to certain conditions, provides up to 45 additional days beyond the due date of the 2004 Form 10-K for the filing of management’s annual report on internal control over financial reporting required by Item 308(a) of Regulation S-K, and the related attestation report of the independent registered public accounting firm, as required by Item 308(b) of Regulation S-K, management’s report on internal control over financial reporting and the related associated report on the audit of management’s assessment of the effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2004, are not filed herein and are expected to be filed no later than May 2, 2005. It is possible that other material weaknesses or combinations of significant deficiencies may be discovered during that time.

Changes in Internal Control. As described above, beginning in October 2004, the Registrant converted its contract management software from a legacy system, CDI, to the various modules of our principal financial software, PeopleSoft. While we had expected this process to have been completed by December 31, 2004, we now expect that all contract data and new processes will be completed by the second quarter of 2005.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John C. Wright	703	709-2300
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

QuadraMed Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 17, 2005	By:	/s/ JOHN C. WRIGHT
John C. Wright, Executive Vice President and Chief Financial Officer

[BDO SEIDMAN, LLP LETTERHEAD]

QuadraMed Corporation

12110 Sunset Boulevard, Suite 600

Reston, Virginia 20190

Gentlemen:

With respect to our audit of the consolidated financial statements of QuadraMed Corporation as of and for the year ended December 31, 2004, this will confirm that as of March 16, 2005 our firm has not completed certain of our internal review procedures that are necessary in order for us to issue our report on such financial statements.

Very truly yours,

BDO Seidman, LLP

Bethesda, Maryland

March 16, 2005